SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. )

Filed by the Registrant [X]

Filed by a Party other than the Registrant [ ]

Check the appropriate box:

[ ]       Preliminary Proxy Statement

[ ]       Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

[ ]       Definitive Proxy Statement

[ ]       Definitive Additional Materials

[X]     Soliciting Material Pursuant to Rule 14a-12

Federated Premier Municipal Income Fund

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[X]       No fee required.

[ ]       Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

1.	Title of each class of securities to which transaction applies:
2.	Aggregate number of securities to which transaction applies:
3.	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):
4.	Proposed maximum aggregate value of transaction:
5.	Total fee paid:

[ ]       Fee paid previously with preliminary proxy materials.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

1)       Amount Previously Paid:

____________________________________________________________

2)       Form, Schedule or Registration Statement No.:

____________________________________________________________

3)       Filing Party:

____________________________________________________________

4)       Date Filed:

     ____________________________________________________________

Filed under: Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934.

Filed by: Federated Premier Municipal Income Fund.

Subject Company: Federated Premier Intermediate Municipal Income Fund.

Subject Company Commission File No. 811-21249 and 333-100898

Date: October 30, 2017

Federated Premier Municipal Income Fund (FMN)

Federated Premier Intermediate Municipal Income Fund (FPT)

IMPORTANT NOTICE:

Please exercise your right to vote as soon as possible!

Dear Shareholder:

We recently sent you proxy materials concerning important proposals regarding your fund(s), which will be considered at a joint annual meeting of shareholders on November 14, 2017 at 4000 Ericsson Drive, Warrendale, Pennsylvania 15086-7561. This letter was sent to you because you held shares in the fund(s) on the record date and we have not received your vote.

YOUR FUND’S BOARD RECOMMENDS THAT YOU VOTE "FOR" THE PROPOSALS

YOUR VOTE IS VERY IMPORTANT

VOTING NOW HELPS MINIMIZE PROXY COSTS, AVOIDS UNNECESSARY COMMUNICATIONS AND ELIMINATES PHONE CALLS TO SHAREHOLDERS

Please vote using one of the following options:

1.	VOTE ONLINE

Log on to the website or scan the QR code shown on your proxy card. Please have your proxy card in hand to access your control number (located in the box) and follow the on-screen instructions.

2.	VOTE BY TOUCH-TONE TELEPHONE

Call the toll free number listed on your proxy card. Please have your proxy card in hand to access your control number (located in the box) and follow the recorded instructions.

3.	VOTE BY MAIL

Complete, sign and date the proxy card and then return it in the enclosed postage paid envelope.

4.	SPEAK WITH A PROXY SPECIALIST

Call 1-866-209-6995 with any questions. Specialists can assist with voting. Available Mon-Fri from
9 a.m. – 6 p.m. ET and Sat from 10 a.m. – 6 p.m. ET.

In addition, we want to clarify that the voting requirement for Proposal #2 - Issuance of Additional Common Shares of Federated Premier Municipal Income Fund (FMN) (the “Share Issuance”). The first sentence of the sixth paragraph on page 47 (under the section titled “Proposal #2 - Issuance of Additional Common Shares of FMN (FMN Shareholders Only)) and the first sentence of the third paragraph on page 60 (under the section titled “Proxies, Quorum, and Voting at the Joint Annual Meeting”) of the Prospectus/Proxy Statement dated October 11 are hereby deleted and replaced with the following:

Shareholder approval of the Share Issuance requires the affirmative vote of Common and Preferred Shareholders, voting together as a class, representing at least a majority of the votes cast on the proposal.

Thank you for your prompt attention to this matter. If you have already voted, we appreciate your participation.